REVENUE-SHARE PROMISSORY NOTE

Date of Loan: _____

Amount of the Loan: $_____

Payment Start Date: _____

For value received, Absinthia's Bottled Spirits, LLC (the "***Borrower***" or the "***Company***"), hereby promises to pay to the order of _____ (the "***Lender***" or the "***Investor***"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. **Definitions.**

    a.   "***Amount of the Loan***" means the amount specified above.

    b.   "***Gross Margin***" means all of the Borrower's sales proceeds less cost of goods, costs passed through to users and refunds. For purposes of calculating Gross Margin, the Company's accountant shall calculate total revenue on a cash basis at the end of each fiscal year in accordance with the Company's standard accounting practices.

    c.   "***Lenders***," or "***Investors***" means all of the purchasers of the Notes.

    d.   "***Note***" means this Note. "***Notes***" means all of the promissory notes issued in the Regulation Crowdfunding offering of which this Note is a part.

    e.   "***Payment Start Date***" means the date specified above, which is the date the parties entered into this agreement.

    f.   "***Pro Rata Share***" means a fraction, the numerator of which is the original Amount of the Loan, and the denominator of which is the total amount of the outstanding principal and unpaid interest on all of the Notes.

    e.   "***Repayment Amount***" means the original Amount of the Loan multiplied by 1.5.

2. **Basic Terms**.

    a.   **Note Purchase Agreement**. The Note is issued pursuant to the terms of that certain

Note Purchase Agreement (the "**Agreement**"), dated as of _____ by and between the Company and the Lender, and this Note is issued pursuant to the terms on the Crowdfund Mainstreet platform.

b. **When Paid in Full**. This Note will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.

c. **Interest Rate.** The interest rate on this Note is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws. Under no circumstances shall the total interest paid be less than the Applicable Federal Rate nor more than what is allowed under California law governing usury.

3. **Payments.**

a. **Annual Payments**. The Borrower will make the Annual Payment (as defined below) to the Lender (or cause the payments to be made through an agent) within ninety (90) days following the end of each fiscal year, beginning with the fiscal year end following the Payment Start Date.

b. **Amount of Each Payment**. Each year, the Lender shall be entitled to receive from the Borrower the Lender's Pro Rata Share of seven percent (7%) of the Company's Gross Margin (the "*Annual Payment*").

c. **Order of Application of Payments**. All payments under this Note shall be applied first to interest and then to principal.

d. **Prorated Payments.** Payments for any partial year of investment shall be prorated as follows: the Annual Payment shall be multiplied by the number of days remaining in the fiscal year following the Payment Start Date and divided by 365.

4. **Prepayment**. The Borrower may make complete or partial prepayments of the Notes at the Borrower's discretion, provided that all partial prepayments shall be made pro rata among all of the Lenders based on the original amounts of their Notes. If the Company wishes to pay off one or some (but not all) of the Notes, it may do so only for good cause. The term "good cause" means an instance in which the Company reasonably believes such prepayment is necessary or advisable to prevent a violation of any law, regulation, or other governmental rule or to prevent material harm to the effective operation of the Company.

5. **Investor Information Rights.** The Company will deliver to the Investors unaudited annual financial statements no later than ninety (90) days following the close of the Company's fiscal year.

6. **Security.** The Note is an unsecured obligation of the Company.

7. **Subordination.** The Note shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

8.   Assignment. The Note may be assigned by either the Company or the Lender so long as such assignment complies with all applicable laws and regulations. Subject to the foregoing, this instrument will be binding on the Company's and the Lender's successors and assigns.

9.   Default. Each of the following events shall be an "*Event of Default*" hereunder:

      a.   Borrower fails to pay any amount due under this Note on the date the same becomes due and payable or within five business days thereafter;

      b.   Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

      c.   An involuntary petition is filed against the Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

10.   Parity with Other Notes. The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all the Notes. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

11.   Waiver. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

12.   Amendments. All of the Notes may be amended by the Company and Investors holding a majority (by unpaid principal amount) of the Notes; provided that no amendment which would change the Repayment Amount, or the principal amount owing upon the Notes, may be effective without the consent of all of the Investors. Any Note may be amended by mutual agreement of the Company and the Lender holding such Note.

13.   Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

14.   No Shareholder Rights. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of an equity interest of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a

shareholder of the Borrower or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any limited liability company action or to receive notice of meetings, or to receive subscription rights or otherwise.

15. **Electronic Signatures.** Electronic signatures, whether digital or encrypted, to this Note are intended to authenticate this writing, and such signatures have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

16. **Counterparts.** This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17. **Not Effective Until Acceptable by Borrower**. This Note is not effective until the Borrower has accepted the Lender's funds.

[Signature Page Follows]

In Witness Whereof, the Company has executed and delivered this Note as of the date first written above.

COMPANY:

Absinthia's Bottled Spirits, LLC
a California limited liability company

By: _____

Name: Jennifer Absinthia Vermut

Title: Manager and Sole Member

ACCEPTED AND AGREED BY:

[If Investor is an individual]

  INVESTOR: [NAME]

  Signature: _____

  [If Investor is an entity]

  INVESTOR: [NAME]

  Signature: _____

  By: _____

  Title: _____